

September 20, 2011

Via E-mail
Efrat Schwartz
President
Baby All Corp.
17 HaRav Frank Street
Jerusalem 96387, Israel

> **Re: Baby All Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-173302**

Dear Ms. Schwartz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   We note your response to prior comment 1. The amount you state the company will need to raise in this offering "to protect itself from filing under bankruptcy laws" ($78,125) exceeds the amount you have disclosed as proceeds to you if all the offered shares are sold. Please advise and revise your disclosure for clarity.

Risk Factors, page 8

2.   We note that you are a newly formed entity with limited operations and that you have no employees other than your current directors and officers. Please revise to include a risk factor regarding the impact of this factor on your internal control over financial reporting. Though you are not currently required to perform an evaluation of your internal control over financial reporting as outlined in Item 308 of Regulation S-K, to the extent that you are aware of any material weaknesses or significant deficiencies in your internal control

over financial reporting, you should revise this filing to disclose those items and their potential impact on your financial statements.

General Development, page 16

3.   Revise the fourth, fifth and sixth paragraphs of this section to clarify that your statements regarding your product's performance are merely your beliefs and are not based on actual testing results of your product.

4.   We note your responses to prior comments 7 and 9. Please revise your disclosure on page 16 to provide a balanced discussion of the drawbacks of your product relative to those of your competitors. For instance, we note that the criticism that a child may not be accustomed to the specific design of a competitor's pacifier-shaped device would apply equally to your miniature bottle design. In addition, we note that you have not addressed a child's potentially adverse reaction to the unexpected taste of medicine delivered through a familiar device, including a miniature bottle. Revise your disclosure in the prospectus accordingly.

5.   With regard to your responses to prior comments 7 and 9, please also tell us, with a view to disclosure, whether the "several devices" that you found during your research included medical bottles and/or bottle and syringe sets similar to your product. We also note your reference on page 5 to six major companies that manufacture baby bottles. Revise your disclosure accordingly.

Competition, page 17

6.   We note your response to prior comment 10. Revise this section to disclose the names, rather than just the patent numbers, of your competitors.

Existing or Probable Government Regulations, page 18

7.   It remains unclear why you continue to disclose that licensing and manufacturing regulations will not have a direct impact on the company given that the costs and associated burdens of these regulations would appear to have a direct impact on your ability to market and sell your product.   Revise your disclosure accordingly.

8.   We note the information contained in your response to prior comment 11. Revise your disclosure, including the summary, risk factors and business sections, to highlight the fact that due to your management's inexperience you do not know whether your product is subject to the Consumer Product Safety Improvement Act, the FDA approval process or other government regulations and are therefore unable to evaluate whether you or potential third-party manufacturers or licensees may be exposed to penalties and sanctions for non-compliance.

Security Ownership and Certain Beneficial Owners and Management, page 26

9.   We note that the information in this table is provided "as of June __, 2011." Update the information here and throughout the prospectus accordingly.

Notes to Financial Statements, page F-6

Note 6. Income Taxes, page F-9

10.   We refer to your disclosure that all tax years are closed by expiration of the statute of limitations. As your business was formed in 2010, please tell us in more detail what you are intending to convey.

11.   Further, please revise to disclose any tax years that are still open for examination, similar to your disclosure for the December 31, 2010 notes to financial statements on page F-11. Refer to FASB ASC 740-10-50-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Schultz at (202) 551-3628 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director

cc (via e-mail): John A. Cacchioli, Esq.